UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Rand Capital Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

752185108

(CUSIP Number)

JAM Capital Partners Management, LLC

Attn: John McCallum

16 Boardwalk Plaza

St. Simons Island, GA 31522

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 752185108	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAM Capital Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 752185108	Page 3 of 4 Pages

Reference is hereby made to the statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on March 17, 2014, as amended on April 25, 3014, January 30, 2015, and July 27, 2015 (the “Schedule 13D”), with respect to the common stock, $0.10 par value (the “Common Stock”), of Rand Capital Corporation, a company incorporated under the laws of New York (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Person hereby amends and supplements the Schedule 13D as follows:

Item 5.	Interest in Securities of the Issuer.

Subsections (a), (b) and (e) of Item 5 are hereby amended and restated in its entirety to read as follows:

(a) On March 21, 2017, the Reporting Person and Utility Service Holding Company, Inc. (“USH”) executed that certain Letter Agreement (the “Letter Agreement”) confirming that the Reporting Person does not beneficially own and does not have the power to vote or dispose of any securities managed by the Reporting Person on behalf of USH. As a result of the Letter Agreement and as of the date of this filing, the Reporting Person does not beneficially own any shares of Common Stock and is no longer a Reporting Person under this Schedule 13D immediately upon the filing of this Amendment.

(b) As of the date of this filing, the Reporting Person does not hold voting or dispositive power with respect to any of the Common Stock.

(d) Not applicable.

(e) As of the date of the Letter Agreement, the Reporting Person ceased to be a beneficial owner of more than five percent (5%) of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety to read as follows:

On March 21, 2017, the Reporting Person and USH entered into the Letter Agreement to confirm that the Reporting Person does not have the power to vote or dispose of any securities managed by the Reporting Person on behalf of USH. The Letter Agreement is filed as Exhibit 99.1 hereto.

Other than as described in this Item 6 and in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder’s fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement dated March 21, 2017.

SCHEDULE 13D

CUSIP No. 752185108	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2017	JAM CAPITAL PARTNERS MANAGEMENT, LLC

By: /s/ John McCallum
Name: John McCallum
Its: Managing Partner